DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003179

January 28, 2005

Joseph F. Hubach
Texas Instruments Incorporated
P.O. Box 655474
M/S 3999
Dallas, TX 75265

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/28/2005

Re: Texas Instruments Incorporated
Incoming letter dated December 20, 2004

Dear Mr. Hubach:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Texas Instruments by Boston Common Asset Management, LLC. We also have received a letter on the proponent's behalf dated December 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242



P.O. Box 655474
M/S 3999
Dallas, Texas 75265
7839 Churchill Way
M/S 3999
Dallas, Texas 75251
(972) 917-5557

December 20, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Texas Instruments Incorporated - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen

This letter is submitted by Texas Instruments Incorporated (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2005 proxy statement (the "Proxy Materials") for its 2005 annual meeting of shareholders by Boston Common Asset Management, LLC (the "Proponent"). The Proponent's cover letter transmitting the Proposal, along with the Proposal and the accompanying supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit A.

The Proposal states:

RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to the ordinary business operations of the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the attached Proposal and Supporting Statement.

Basis for Omission

The Proposal relates to ordinary business operations of the Company

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) P 86,018 at 80,539* (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

The Release provides several examples of subjects that clearly fall within the ordinary business basis for exclusion, including "management of the workforce, such as the hiring, promotion, and termination of employees . . . and the retention of suppliers." Id. The Proposal requests that the Board of Directors review the economic effects of "the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date." The Proposal attempts to preempt management's implementation of its own HIV/AIDS policy which clearly relates to the subjects identified in the Release.

Texas Instruments is headquartered in Dallas, Texas and has manufacturing, design or sales operations employing 36,000 people in more than 25 countries. Its largest markets are Asia, Europe, the United States and Japan. The Company, in making its decisions on where to locate its facilities, regularly considers factors such as the availability of a technically proficient and healthy workforce. Furthermore, when the Company makes the decision to procure fabrication and/or foundry services, it has to consider the extent to which local suppliers are available, stable and maintain a sufficient workforce. The effects of the HIV/AIDS, tuberculosis and malaria pandemics are integral to that consideration. Consequently, the impact of HIV/AIDS, malaria and tuberculosis is already considered by management in the ordinary course of business of the Company.

TI has also long maintained an anti-discrimination policy both in its hiring practices and in providing health coverage to its employees including treatment for HIV/AIDS. TI is committed to ensuring that employees have access to confidential testing and treatment for all medical conditions, including HIV/AIDS, tuberculosis and malaria. The Company also provides educational resources to its employees and their families as appropriate. These educational programs address HIV/AIDS as well as other health concerns and support the Company's policy of supporting its employees with information that will help them lead productive and healthy lives. Management of the Company not only considers the impact of the pandemics on the Company and its retention of suppliers, it has already taken affirmative steps related to workforce management in response to its consideration as part of its ordinary business operations.

We also believe that the Proposal seeks to micro-manage the Company. The Company's largest business segment is Semiconductor, which in 2003 accounted for 85% of the Company's revenue. The semiconductor market is characterized by two factors: (i) constant and typically incremental innovation in product design and manufacturing technologies and

(ii) wide swings in growth rates over time, with periods of tight supply and strong demand followed by supply gluts. The Company is among the five largest semiconductor companies in the world. To remain competitive, management of the Company must have the ability to react quickly to these two market characteristics. Typical industry factors often require management to commit to a particular course of action in a very short period of time. In anticipation of such short time horizons for decision-making, management of the Company makes a concerted effort to monitor as many societal and governmental components of its facilities and third-party manufacturing locations, including health care and health policy issues, as possible. Keeping apprised of these matters is an important component of good corporate management. See id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.").

The Company's industry is extremely complex, which forces the Company to react quickly to manufacturing and market changes in order to remain competitive. Additionally, the Company's stockholders, as a group, are not as familiar with the realities of the marketplace and are not as engaged in the industry, in monitoring global policy and in managing workforce issues as the management of the Company. Consequently, the Company's stockholders, as a group, are simply not in a position to make an informed decision on these matters. See id. ("the proposal . . . probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (footnote omitted)). Therefore, implementation of the Proposal should be left in the sole discretion of the Company's management and not its stockholders.

The Company's position is consistent with previous guidance provided by the staff (the "Staff") of the Commission. For example, in American International Group, Inc. ("AIG"), SEC No-Action Letter, *2004 SEC No-Act. LEXIS 402* (February 19, 2004), involving a proposal substantially similar to the Proposal, the Staff agreed that there was some basis for AIG's view that the proposal related to AIG's ordinary business operations because the proposal appeared to focus on the Company's evaluation of risk and benefits for the purpose of setting insurance premiums. The same analysis applies here. The Company must regularly evaluate business risks and benefits, particularly those the shareholder proposal addresses, as part of its day-to-day operations.

The fact that the Proposal also asks the Company to prepare and make available to its stockholders a report on the Company's standards of response and their implementation does not insulate the Proposal from exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report. . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." Accordingly, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. See, e.g., AT&T Corp. (avail. Feb. 21, 2001); The Mead Corporation (avail. Jan. 31, 2001); Wal-Mart Stores, Inc. (avail. Mar. 15, 1999); Nike, Inc. (avail. July 10, 1997).

For the foregoing reasons, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Exhibit A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy materials to shareholders on or about March 11, 2005.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (214) 480-6030 or, in my absence, Cynthia H. Haynes at (972) 917-5434.

Very truly yours,



Joseph F. Hubach

Exhibit A

RECEIVED

NOV 1 0 2004

JOE HUBACH



BOSTON COMMON
ASSET MANAGEMENT, LLC

VIA OVERNIGHT DELIVERY AND FAX

Mr. Joseph Hubach
Corporate Secretary
Texas Instruments, Inc.
12500 TI Boulevard
Dallas, TX 75243-4136

November 9, 2004

Dear. Mr. Hubach:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Among the social objectives of many of our clients is the assurance that our companies are doing all that they can to address the risks associated with HIV/AIDS in the workplace.

As shareholders, we are concerned by the lack of response by Texas Instruments Incorporated (TI) to the HIV/AIDS pandemic in our company's major manufacturing and design centers worldwide, including India and China. With over 8,000 employees in Asia and 39% of 2003 sales generated from the Asia Pacific excluding Japan, the dramatic rise in HIV/AIDS infections across the region by 2010 could have a significant material impact on TI. As this pandemic is spreading and has the potential to impact both the TI workplace and its consumer base in Asia, TI would benefit from a consistent, corporate-wide policy to address HIV/AIDS in the workplace. TI can enhance its reputation and competitive edge by joining the growing ranks of companies responding to the risks posed by the HIV/AIDS pandemic on their Asia based operations.

TI does not have a clear and publicly disclosed policy or program that address the effects of HIV/AIDS on its worldwide operations. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, ("the Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of 26,275 shares of Texas Instruments, Inc. common stock. Boston Common has held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required. Boston Common will serve as the primary filer for this shareholder proposal.

We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. We expect that there may be other TI shareholders that would like to participate in a dialogue with TI about these challenging and complex issues. I can be reached by phone at (802) 223-4627, or via email at sheim@bostoncommonasset.com, if you have any questions.

Sincerely,
Steven Heim
Steven Heim
Director of Social Research

Encl. Resolution Text

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

TEXAS INSTRUMENTS, INC.

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria pose major risks to the long-term financial health of firms, like Texas Instruments, that operate in emerging markets. Our company has major manufacturing and design centers worldwide, including in India and China.

The crisis of HIV/AIDS in Africa, with half of all global HIV/AIDS cases, is well known. UNAIDS – the joint United Nations AIDS program – reports life expectancy in much of southern Africa has declined by over half, to barely thirty years.

New research also shows disturbing trends in Asian markets. 7.4 million people in Asia are living with HIV, says UNAIDS. India has the greatest number of people living with HIV in the world, says Richard Feachem, who runs the Global Fund to Fight AIDS-TB-Malaria. New infection rates in Asia are at all-time highs.

Foreign Affairs reported in December 2002 that even moderate HIV pandemics in India and China may reduce per capita GNP by 2025 to virtually 2000 levels – wiping out a generation's worth of economic growth.

In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Standard Chartered Bank Group Chief Executive Mervyn Davies, in a 2004 World Economic Forum report, cautioned that "AIDS imposes a day-to-day economic 'tax' that compromises business productivity." Firms pay in increased health and benefit costs, decreased productivity, higher turnover, and other ways.

Despite these warnings, the same report concluded "firms are not particularly active in combating HIV/AIDS" and "businesses appear to be making decisions based on a patchy assessment of the risks they face."

Unfortunately, "most companies do not yet report appropriate data for investors to make informed decisions about the impact of HIV/AIDS," says a 2003 survey of corporations by UNAIDS. We believe, to date, our company's reporting has also been inadequate.

In contrast to our company's performance, several large-cap firms make reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative.

In 2004, Coca-Cola shareholders approved a resolution seeking such a report with 98% support. Coca-Cola's subsequent report notes "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

Our experience with Coca-Cola and other leading companies demonstrates that these reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases in order to make informed assessments of our company's value.

We urge shareholders to vote FOR this resolution

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 29, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Texas Instruments Incorporated

Via fax

Dear Sir/Madam:

I have been asked by Boston Common Asset Management, LLC (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of 26,275 shares of common stock of Texas Instruments Incorporated (hereinafter referred to either as "TI" or the "Company"), and which has submitted a shareholder proposal to TI, to respond to the letter dated December 20, 2004, sent to the Securities & Exchange Commission by the Company, in which TI contends that the Proponent's shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TI's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls on TI to review the effects on the Company's strategy of the worldwide HIV/AIDS, TB and malaria pandemics, as well as any Company initiatives on these matters, and to report to the shareholders on these matters.

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the worldwide AIDS pandemic raises such a policy issue for companies with extensive worldwide operations.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. . .
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382).) Attached as Appendix A are the Congressional Findings to be found in Section 2 of the law. Note that Finding 22F states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES LEADERSHIPAGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator First. (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had co-sponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix B are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107 Cong 1st Sess, 147 Cong Rec S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a company with extensive worldwide operations raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times".

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases). Similarly, the Staff has found that shareholder proposals on the topic are "otherwise" significantly related to the business of issuers who are not pharmaceutical manufacturers even though their activities in pandemic areas are not economically significant within the meaning of (i)(5). *Caterpillar, Inc.* (January 3, 2003); *Johnson & Johnson* (February 7, 2003); *PepsiCo Inc.* (March 5, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

The Proponents' shareholder proposal is thus exactly like the proposals that have been submitted to non-insurance companies and upheld by the Staff against a variety of attempts at exclusion. See *Johnson & Johnson* (February 7, 2003) ((i)(7) and (i)(5)); *Caterpillar, Inc.* (January 3, 2003) ((i)(5)); *PepsiCo Inc.* (March 5, 2003)((i)(5)); *Exxon Mobil Corporation* (March 24, 2003)((i)(10)).

The Company's reliance on *American International Group, Inc.* (February 19, 2004) is misplaced. The AIG proposal was interpreted by the Staff as asking an insurance company to take the pandemics into account in setting premiums. Even if the Staff's interpretation of the shareholder proposal was correct (a doubtful proposition), the ruling has no bearing whatsoever on the instant proposal, which does not require an evaluation of risks in order to set premiums.

The Company's other points are even less persuasive and need but short rebuttal. The Company claims that the proposal is excludable under (i)(7) because it "attempts to preempt management's implementation of its own HIV/AIDS policy". (See final sentence of the second paragraph on page two of the Company's letter.) Nothing could be further from the truth. The shareholder proposal does not even suggest a policy to be adopted by TI, no less preempt TI's policies. It asks for a review of the current policies and a report on that review to the shareholders. No policy would be preempted by adoption of the shareholder proposal.

Finally, the Company argues that the shareholder proposal is an attempt to micro-manage the Company. Once again, this contention is wholly at odds with the Proponent's actual proposal since that proposal asks the Company itself to review its own policies. The proposal makes no attempt to suggest, no less to dictate, what policies TI should adopt.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Joseph F. Hubach
Steven Heim
Sister Pat Wolf

APPENDIX A

PL 108-25

Sec. 2. FINDINGS.

Congress makes the following findings:

(1) During the last 20 years, HIV/AIDS has assumed pandemic proportions, spreading from the most severely affected regions, sub-Saharan Africa and the Caribbean, to all corners of the world, and leaving an unprecedented path of death and devastation.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 65,000,000 individuals worldwide have been infected with HIV since the epidemic began, more than 25,000,000 of these individuals have lost their lives to the disease, and more than 14,000,000 children have been orphaned by the disease. HIV/AIDS is the fourth-highest cause of death in the world.

(3)(A) At the end of 2002, an estimated 42,000,000 individuals were infected with HIV or living with AIDS, of which more than 75 percent live in Africa or the Caribbean. Of these individuals, more than 3,200,000 were children under the age of 15 and more than 19,200,000 were women.

(B) Women are four times more vulnerable to infection than are men and are becoming infected at increasingly high rates, in part because many societies do not provide poor women and young girls with the social, legal, and cultural protections against high risk activities that expose them to HIV/AIDS.

(C) Women and children who are refugees or are internally displaced persons are especially vulnerable to sexual exploitation and violence, thereby increasing the possibility of HIV infection.

(4) As the leading cause of death in sub-Saharan Africa, AIDS has killed more than 19,400,000 individuals (more than 3 times the number of AIDS deaths in the rest of the world) and will claim the lives of one-quarter of the population, mostly adults, in the next decade.

(5) An estimated 2,000,000 individuals in Latin America and the Caribbean and another 7,100,000 individuals in Asia and the Pacific region are infected with HIV or living with AIDS. Infection rates are rising alarmingly in Eastern Europe (especially in the Russian Federation), Central Asia, and China.

(6) HIV/AIDS threatens personal security by affecting the health, lifespan, and productive capacity of the individual and the social cohesion and economic well-being of the family.

(7) HIV/AIDS undermines the economic security of a country and individual

businesses in that country by weakening the productivity and longevity of the labor force across a broad array of economic sectors and by reducing the potential for economic growth over the long term.

(8) HIV/AIDS destabilizes communities by striking at the most mobile and educated members of society, many of whom are responsible for security at the local level and governance at the national and subnational levels as well as many teachers, health care personnel, and other community workers vital to community development and the effort to combat HIV/AIDS. In some countries the overwhelming challenges of the HIV/AIDS epidemic are accelerating the outward migration of critically important health care professionals.

(9) HIV/AIDS weakens the defenses of countries severely affected by the HIV/AIDS crisis through high infection rates among members of their military forces and voluntary peacekeeping personnel. According to UNAIDS, in sub-Saharan Africa, many military forces have infection rates as much as five times that of the civilian population.

(10) HIV/AIDS poses a serious security issue for the international community by--

(A) increasing the potential for political instability and economic devastation, particularly in those countries and regions most severely affected by the disease;

(B) decreasing the capacity to resolve conflicts through the introduction of peacekeeping forces because the environments into which these forces are introduced pose a high risk for the spread of HIV/AIDS; and

(C) increasing the vulnerability of local populations to HIV/AIDS in conflict zones from peacekeeping troops with HIV infection rates significantly higher than civilian populations.

(11) The devastation wrought by the HIV/AIDS pandemic is compounded by the prevalence of tuberculosis and malaria, particularly in developing countries where the poorest and most vulnerable members of society, including women, children, and those individuals living with HIV/AIDS, become infected. According to the World Health Organization (WHO), HIV/AIDS, tuberculosis, and malaria accounted for more than 5,700,000 deaths in 2001 and caused debilitating illnesses in millions more.

(12) Together, HIV/AIDS, tuberculosis, malaria and related diseases are undermining agricultural production throughout Africa. According to the United Nations Food and Agricultural Organization, 7,000,000 agricultural workers throughout 25 African countries have died from AIDS since 1985. Countries with poorly developed agricultural systems, which already face chronic food shortages, are the hardest hit, particularly in sub-Saharan Africa, where high HIV prevalence rates are compounding the risk of starvation for an estimated 14,400,000 people.

(13) Tuberculosis is the cause of death for one out of every three people with AIDS

worldwide and is a highly communicable disease. HIV infection is the leading threat to tuberculosis control. Because HIV infection so severely weakens the immune system, individuals with HIV and latent tuberculosis infection have a 100 times greater risk of developing active tuberculosis diseases thereby increasing the risk of spreading tuberculosis to others. Tuberculosis, in turn, accelerates the onset of AIDS in individuals infected with HIV.

(14) Malaria, the most deadly of all tropical parasitic diseases, has been undergoing a dramatic resurgence in recent years due to increasing resistance of the malaria parasite to inexpensive and effective drugs. At the same time, increasing resistance of mosquitoes to standard insecticides makes control of transmission difficult to achieve. The World Health Organization estimates that between 300,000,000 and 500,000,000 new cases of malaria occur each year, and annual deaths from the disease number between 2,000,000 and 3,000,000. Persons infected with HIV are particularly vulnerable to the malaria parasite. The spread of HIV infection contributes to the difficulties of controlling resurgence of the drug resistant malaria parasite.

(15) HIV/AIDS is first and foremost a health problem. Successful strategies to stem the spread of the HIV/AIDS pandemic will require clinical medical interventions, the strengthening of health care delivery systems and infrastructure, and determined national leadership and increased budgetary allocations for the health sector in countries affected by the epidemic as well as measures to address the social and behavioral causes of the problem and its impact on families, communities, and societal sectors.

(16) Basic interventions to prevent new HIV infections and to bring care and treatment to people living with AIDS, such as voluntary counseling and testing and mother-to-child transmission programs, are achieving meaningful results and are cost-effective. The challenge is to expand these interventions from a pilot program basis to a national basis in a coherent and sustainable manner.

(17) Appropriate treatment of individuals with HIV/AIDS can prolong the lives of such individuals, preserve their families, prevent children from becoming orphans, and increase productivity of such individuals by allowing them to lead active lives and reduce the need for costly hospitalization for treatment of opportunistic infections caused by HIV.

(18) Nongovernmental organizations, including faith-based organizations, with experience in health care and HIV/AIDS counseling, have proven effective in combating the HIV/AIDS pandemic and can be a resource in assisting indigenous organizations in severely affected countries in their efforts to provide treatment and care for individuals infected with HIV/AIDS.

(19) Faith-based organizations are making an important contribution to HIV prevention and AIDS treatment programs around the world. Successful HIV prevention programs in Uganda, Jamaica, and elsewhere have included local churches and faith-based groups in efforts to promote behavior changes to prevent HIV, to reduce stigma associated with

HIV infection, to treat those afflicted with the disease, and to care for orphans. The Catholic Church alone currently cares for one in four people being treated for AIDS worldwide. Faith-based organizations possess infrastructure, experience, and knowledge that will be needed to carry out these programs in the future and should be an integral part of United States efforts.

(20)(A) Uganda has experienced the most significant decline in HIV rates of any country in Africa, including a decrease among pregnant women from 20.6 percent in 1991 to 7.9 percent in 2000.

(B) Uganda made this remarkable turnaround because President Yoweri Museveni spoke out early, breaking long-standing cultural taboos, and changed widespread perceptions about the disease. His leadership stands as a model for ways political leaders in Africa and other developing countries can mobilize their nations, including civic organizations, professional associations, religious institutions, business and labor to combat HIV/AIDS.

(C) Uganda's successful AIDS treatment and prevention program is referred to as the ABC model: "Abstain, Be faithful, use Condoms", in order of priority. Jamaica, Zambia, Ethiopia and Senegal have also successfully used the ABC model. Beginning in 1986, Uganda brought about a fundamental change in sexual behavior by developing a low-cost program with the message: "Stop having multiple partners. Be faithful. Teenagers, wait until you are married before you begin sex.".

(D) By 1995, 95 percent of Ugandans were reporting either one or zero sexual partners in the past year, and the proportion of sexually active youth declined significantly from the late 1980s to the mid-1990s. The greatest percentage decline in HIV infections and the greatest degree of behavioral change occurred in those 15 to 19 years old. Uganda's success shows that behavior change, through the use of the ABC model, is a very successful way to prevent the spread of HIV.

(21) The magnitude and scope of the HIV/AIDS crisis demands a comprehensive, long-term, international response focused upon addressing the causes, reducing the spread, and ameliorating the consequences of the HIV/AIDS pandemic, including--

(A) prevention and education, care and treatment, basic and applied research, and training of health care workers, particularly at the community and provincial levels, and other community workers and leaders needed to cope with the range of consequences of the HIV/AIDS crisis;

(B) development of health care infrastructure and delivery systems through cooperative and coordinated public efforts and public and private partnerships;

(C) development and implementation of national and community-based multisector strategies that address the impact of HIV/AIDS on the individual, family, community, and nation and increase the participation of at-risk populations in programs designed to encourage behavioral and social change and reduce the stigma associated with HIV/AIDS; and

(D) coordination of efforts between international organizations such as the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Joint United Nations Programme on HIV/AIDS (UNAIDS), the World Health Organization (WHO), national governments, and private sector organizations, including faith-based organizations.

(22) The United States has the capacity to lead and enhance the effectiveness of the international community's response by--

(A) providing substantial financial resources, technical expertise, and training, particularly of health care personnel and community workers and leaders;

(B) promoting vaccine and microbicide research and the development of new treatment protocols in the public and commercial pharmaceutical research sectors;

(C) making available pharmaceuticals and diagnostics for HIV/AIDS therapy;

(D) encouraging governments and faith-based and community-based organizations to adopt policies that treat HIV/AIDS as a multisectoral public health problem affecting not only health but other areas such as agriculture, education, the economy, the family and society, and assisting them to develop and implement programs corresponding to these needs;

(E) promoting healthy lifestyles, including abstinence, delaying sexual debut, monogamy, marriage, faithfulness, use of condoms, and avoiding substance abuse; and

(F) encouraging active involvement of the private sector, including businesses, pharmaceutical and biotechnology companies, the medical and scientific communities, charitable foundations, private and voluntary organizations and nongovernmental organizations, faith-based organizations, community-based organizations, and other nonprofit entities.

(23) Prostitution and other sexual victimization are degrading to women and children and it should be the policy of the United States to eradicate such practices. The sex industry, the trafficking of individuals into such industry, and sexual violence are additional causes of and factors in the spread of the HIV/AIDS epidemic. One in nine South Africans is living with AIDS, and sexual assault is rampant, at a victimization rate of one in three women. Meanwhile in Cambodia, as many as 40 percent of prostitutes are infected with HIV and the country has the highest rate of increase of HIV infection in all of Southeast Asia. Victims of coercive sexual encounters do not get to make choices about their sexual activities.

(24) Strong coordination must exist among the various agencies of the United States to ensure effective and efficient use of financial and technical resources within the United

States Government with respect to the provision of international HIV/AIDS assistance.

(25) In his address to Congress on January 28, 2003, the President announced the Administration's intention to embark on a five-year emergency plan for AIDS relief, to confront HIV/AIDS with the goals of preventing 7,000,000 new HIV/AIDS infections, treating at least 2,000,000 people with life-extending drugs, and providing humane care for millions of people suffering from HIV/AIDS, and for children orphaned by HIV/AIDS.

(26) In this address to Congress, the President stated the following: "Today, on the continent of Africa, nearly 30,000,000 people have the AIDS virus--including 3,000,000 children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. More than 4,000,000 require immediate drug treatment. Yet across that continent, only 50,000 AIDS victims--only 50,000--are receiving the medicine they need.".

(27) Furthermore, the President focused on care and treatment of HIV/AIDS in his address to Congress, stating the following: "Because the AIDS diagnosis is considered a death sentence, many do not seek treatment. Almost all who do are turned away. A doctor in rural South Africa describes his frustration. He says, 'We have no medicines. Many hospitals tell people, you've got AIDS, we can't help you. Go home and die.' In an age of miraculous medicines, no person should have to hear those words. AIDS can be prevented. Anti-retroviral drugs can extend life for many years * * * Ladies and gentlemen, seldom has history offered a greater opportunity to do so much for so many.".

(28) Finally, the President stated that "[w]e have confronted, and will continue to confront, HIV/AIDS in our own country", proposing now that the United States should lead the world in sparing innocent people from a plague of nature, and asking Congress "to commit $ 15,000,000,000 over the next five years, including nearly $ 10,000,000,000 in new money, to turn the tide against AIDS in the most afflicted nations of Africa and the Caribbean".

APPENDIX B

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

- S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations_challenging us to follow her example_to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Texas Instruments Incorporated
Incoming letter dated December 20, 2004

The proposal requests that the board review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Texas Instruments may exclude the proposal under rule 14a-8(i)(7), as relating to Texas Instruments' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Texas Instruments omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Heather L. Maples
Special Counsel